ATRenew Inc.

12th Floor, No. 6 Building

433 Songhu Road, Shanghai

The People’s Republic of China

August 21, 2023

VIA EDGAR

Mr. Adam Phippen

Mr. Tony Watson

Ms. Jennifer Thompson

Mr. Austin Pattan

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: ATRenew Inc. (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

File No. 001-40486

Dear Mr. Phippen, Mr. Watson, Ms. Thompson and Mr. Pattan:

This letter sets forth the Company’s response to the comments contained in the letter dated July 24, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information

The Holding Foreign Companies Accountable Act, page 4

1.
In future filings, please disclose the location of your auditor's headquarters. Additionally, where you discuss the HFCAA, revise to clarify that such act was amended by the Consolidated Appropriations Act, 2023, and where you disclose the risk that "the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange," also disclose the related risk that an exchange may determine to delist your ADSs. Make conforming changes, as applicable, in your risk factor on page 42. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

Page 4:

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was amended by the Consolidated Appropriations Act, 2023 in December 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and the NYSE may determine to delist the ADSs. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor, the headquarters of which is located in mainland China. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. …

Pages 42 – 43:

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, which was amended by the Consolidated Appropriations Act, 2023 in December 2022, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States and the NYSE may determine to delist the ADSs.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor’s headquarters is located in mainland China and thus was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. …

Doing Business in China, page 4

2.
We note your disclosure discussing the "various risks and uncertainties related to doing business in China." In future filings, please revise to clarify that the risks associated with operating in China also apply to your operations in Hong Kong. In this regard, while we note that you carve-out Hong Kong from your definition of "China" in your Introduction section, you disclose on page 28 that you have "one regional operation center in Hong Kong." Make conforming changes throughout your risk factor discussion as applicable, and in particular, include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

Page 1:

“China” or the “PRC” are to the People’s Republic of China ~~excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan~~;

Page 10:

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from mainland China, the legal risks associated with being based in and having operations in mainland China could apply to our operations in Hong Kong, if the laws applicable to mainland China become applicable to entities and businesses in Hong Kong in the future. Full-fledged discussion of these risks can be found in the section headed “Risk factors.”

Page 11:

Risks Related to Doing Business in China

Our business operations are primarily conducted in mainland China and we ~~We~~ are ~~also~~ subject to complex and evolving laws and regulations in mainland China as well as risks and uncertainties relating to doing business in mainland China in general, including, but are not limited to, the following:

…

As of the date of this annual report, the laws or regulations currently effective in Hong Kong regarding data security are not applicable to our business operations in Hong Kong. As such, we believe that data security laws and regulations in Hong Kong have no impact on our business operations in Hong Kong. However, new laws or regulations related to data security in Hong Kong may be enacted or promulgated in the future, and such laws and regulations may have a material impact on our business in Hong Kong. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

Our Holding Company Structure, page 5

3.
We note your disclosure on page 5 that "[w]e are not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries in China." In future filings, please disclose this statement prominently at the beginning of your Item 3 disclosure and also disclose that this structure involves unique risks to investors. Additionally, disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your ADSs, including that it could cause the value of such ADSs to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure. Tell us what your disclosure will look like.

The Company respectfully clarifies to the Staff that the Company completely unwound its VIE structure in April 2022 by terminating the contractual arrangements with the former VIE and acquiring all equity interests in the former VIE. As such, investors are not subject to risks that are unique to the VIE structure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

In response to the Staff’s comments, in lieu of emphasizing unique risks associated with the VIE structure, the Company proposes to further revise and enhance the existing disclosure related to the Company’s holding company structure by moving the disclosure under the heading “Our Holding Company Structure” on page 5 up to page 3 as the first paragraph under the heading “Item 3. Key Information” and make the following changes to the disclosure under the heading “Our Holding Company Structure” (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Pages 5 – 6:

Our Holding Company Structure

…

ATRenew Inc. is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. This holding company structure also involves certain risks in terms of dividend distribution, direct investment in entities in mainland China and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the historical contractual arrangements with the former VIE that establish the structure for operating certain of our businesses in mainland China did not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.” This holding company structure involves certain risks in terms of dividend distribution, direct investment in entities in mainland China and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our subsidiaries in mainland China and the consolidated affiliated entities in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Regulations relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to change their registered capital or distribute profits to us or otherwise expose us or beneficial owners who are mainland China resident to liability and penalties under mainland China law.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange and Dividend Distribution.”

Page 11:

Risks Related to Our Corporate Structure

We ~~and the consolidated affiliated entities~~ face risks and uncertainties related to our former corporate structure, including, but not limited to, the following:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

•
If the PRC government finds that the historical contractual arrangements with the former VIE ~~agreements~~ that establish the structure for operating certain of our businesses in mainland China did not comply with ~~PRC~~ mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.

Pages 41 – 42:

Risks Related to Our Corporate Structure

If the PRC government finds that the historical contractual arrangements with the former VIE ~~agreements~~ that establish the structure for operating certain of our businesses in mainland China did not comply with ~~PRC~~ mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.

ATRenew Inc. is not a Chinese operating company but a Cayman holding company with its operations conducted primarily through subsidiaries, and historically through subsidiaries and contractual arrangements with the former VIE, in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Although the VIE structure was completely unwound in April 2022, the holding company structure has been maintained. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current ~~PRC~~ laws and regulations in mainland China. For example, foreign investors are not allowed to own in aggregate more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call centers) and any major foreign investor was required to have a record of good performance and operating experience in providing value-added telecommunications services. We are a Cayman Islands company and our ~~PRC~~ mainland China subsidiaries are considered foreign-invested enterprises. To comply with relevant ~~PRC~~ laws and regulations in mainland China, prior to April 2022, we conducted certain business activities through the former VIE, Shanghai Wanwuxinsheng. Shanghai Wanwuxinsheng was 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman of the board of directors and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun are PRC citizens. Shanghai Aihui entered into a series of contractual arrangements with the consolidated affiliated entities and their respective shareholders, which enabled us to:

•
~~exercise effective control over our consolidated affiliated entities~~ have the power to direct activities of our consolidated affiliated entities that most significantly affect their economic performance;
•
receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our consolidated affiliated entities; and
•
have an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by ~~PRC~~  mainland China law.

As a result of these contractual arrangements, we ~~had control over and~~ were the primary beneficiary of our consolidated affiliated entities and hence consolidated their financial results and their subsidiaries into our consolidated financial statements under the U.S. GAAP.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

Although we have completely unwound the VIE strucutre~~terminated the contractual arrangements with Shanghai Wangwuxinsheng and acquired all equity interests of Shanghai Wanwuxinsheng in April 2022, and terminated the contractual arrangements with Shenzhen Lvchuang in August 2021 and Shenzhen Lvchuang was disposed of to third parties~~, there are substantial uncertainties regarding the interpretation and application of current and future ~~PRC~~ laws, regulations, and rules in mainland China relating to the agreements that established the variable interest entity structure for our operations in mainland China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the consolidated affiliated entities and, consequently, significantly affect the historical financial condition and results of operations of the consolidated affiliated entities, and our ability to consolidate the results of the consolidated affiliated entities into our consolidated financial statements for the periods prior to the unwinding of the variable interest entity structure. If the PRC government finds such agreements non-compliant with relevant ~~PRC~~ mainland China laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the consolidated affiliated entities may be rendered ineffective, which could result in potential restatement of our financial statements. As a result, our shares and/or ADSs may decline in value or become worthless.

4.
We note the diagram of "our corporate structure consisting of our principal subsidiaries." In future filings, to the extent that you continue to include the former VIE in your structure chart, revise your disclosure to clarify that the structure consists of your principal subsidiaries and the former VIE, so as to refrain from implying that the former VIE is one of your subsidiaries. Also revise the chart so as to use dotted lines, as opposed to solid lines, to denote the relationships with the former VIE, and clarify that the former VIE is wound up. Alternatively, given that you wound up your VIE structure in 2022, consider removing this aspect of your chart. In connection therewith, in future filings, identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. In this regard, we note your disclosure on page 45 that "we conduct our business primarily through the former VIE and its subsidiaries in China." As you have wound up such former VIE, update your disclosure throughout the annual report to clarify which entities you conduct your operations through (e.g., your disclosure on page 42 indicates that you acquired all of the equity ownership in the former VIE). Tell us what your disclosure will look like.

The Company respectfully submits to the Staff that since the Company completely unwound its VIE structure in April 2022, the Company does not intend to further disclose the former VIE as a VIE in the structure chart. All entities to be disclosed in the structure chart in future Form 20-F filings will be the Company’s subsidiaries. In fact, the structure chart in the 2022 Form 20-F filed in April 2023 had already reflected the corporate structure after unwinding the former VIE. It would be confusing to continue to use dotted line as the former VIE has become a subsidiary of the Company. The Company proposes to add a note to the subsidiary in the structure chart, explaining that it is the former VIE and the unwinding of the VIE structure. The Company also proposes to include the following revised disclosure under the heading “Our Holding Company Structure” (with additions in bold and underline) in its future Form 20-F filings identifying clearly the entity in which investors are purchasing their interest and the entities in which the Company’s operations are conducted.

Pages 5 – 6:

Our Holding Company Structure

We are not an operating company but a Cayman Islands holding company with operations primarily conducted by our subsidiaries in China. The following diagram illustrates our corporate structure consisting of our principal subsidiaries as of the date of this annual report:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

ATRenew Inc.
(Cayman Islands)
100%
AiHuiShou International Company Limited
100%
AHS Device Hong Kong Limited
Offshore
Onshore
100%
Shanghai Aihui Trading Co., Ltd.
100%
Shanghai Wanwuxinsheng Environmental Protection Technology Group Co., Ltd.(1)
100%
Shanghai Yueyi Network Information Technology Co., Ltd.
100%
Changzhou Yueyi Network Information Technology Co., Ltd.

(1)
Prior to April 2022, the variable interest entity structure was established through a series of contractual arrangements between Shanghai Aihui, Shanghai Wanwuxinsheng, i.e. the former VIE, and the shareholders of Shanghai Wanwuxinsheng. As a result of such contractual arrangements, financial results of Shanghai Wanwuxinsheng and its subsidiaries were consolidated in our consolidated financial statements under the U.S. GAAP. In April 2022, Shanghai Aihui acquired all equity interests of Shanghai Wanwuxinsheng from the shareholders of Shanghai Wanwuxinsheng, following which Shanghai Wanwuxinsheng became a subsidiary of our company and the VIE structure was completely unwound.

ATRenew Inc. is a Cayman holding company and our operations are conducted primarily through subsidiaries in China. By purchasing the ADSs, you are purchasing interests in our Cayman holding company, as opposed to interests in our subsidiaries in China. Were this holding company structure to be challenged or disallowed by any regulatory authorities, our business operations would be materially and adversely affected and the value of the ADSs could significantly decline or become worthless. This holding company structure also involves certain risks in terms of dividend distribution, direct investment in entities in mainland China and obtaining benefits under relevant tax treaty. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries in mainland China to make payments to us could have a material and adverse effect on our ability to conduct our business,” “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Regulation of loans to and direct investment in entities in mainland China by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of financing activities to make loans or additional capital contributions to our subsidiaries in mainland China and the consolidated affiliated entities in mainland China, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Regulations relating to offshore investment activities by mainland China residents may limit the ability of our subsidiaries in mainland China to change their registered capital or distribute profits to us or otherwise expose us or beneficial owners who are mainland China resident to liability and penalties under in mainland China law.” See also “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange and Dividend Distribution.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

The Company further proposes to amend the disclosure throughout the annual report to clarify which entities the Company conducts its operations through, including the disclosure on page 45.

Page 45:

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through ~~the former VIE and its~~ our subsidiaries in China, including Shanghai Wanwuxinsheng. ...

5.
We note your disclosure that, prior to winding up the VIE, the related "contractual arrangements allowed us to (i) exercise effective control over Shanghai Wanwuxinsheng and its subsidiaries, (ii) receive all economic benefits of Shanghai Wanwuxinsheng . . . ." We also note your disclosure in the subsequent sub-section that "[b]ecause ATRenew Inc. and its subsidiaries control the former VIE through contractual arrangements prior to unwinding . . . ." In future filings, where you discuss such arrangements, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the former VIE. Any references to control or benefits that accrued to you because of the former VIE should be limited to a clear description of the conditions you satisfied for consolidation of the former VIE under U.S. GAAP. Making conforming changes throughout the annual report, as applicable (e.g., on page 41). Additionally, we note your disclosure that "we had control over and were the primary beneficiary of our consolidated affiliated entities and hence consolidated their financial results and their subsidiaries into our consolidated financial statements under the U.S. GAAP." In future filings, revise your disclosure to clarify that you were the primary beneficiary of the VIE for accounting purposes. Last, where you refer to "our former VIE" on page 6, revise to remove any reference to "our." Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 6:

Historical variable interest entity structure

~~During the fiscal year covered by this annual report, we had variable interest entity structure during the period from January 1, 2022 to the completely~~ Prior to unwinding ~~of~~ the variable interest entity structure in April 2022,~~. The variable interest entity structure was established through a series of contractual arrangements between~~ Shanghai Aihui~~,~~ entered into a series of contractual arrangements with Shanghai Wanwuxinsheng and the shareholders of Shanghai Wanwuxinsheng~~. Before the completely unwinding of the variable interest entity structure in April 2022, the contractual arrangements~~, which allowed us to (i) ~~exercise effective control over Shanghai Wanwuxinsheng and its subsidiaries~~ have the power to direct activities of our consolidated affiliated entities that most significantly affect their economic performance, (ii) receive all economic benefits of Shanghai Wanwuxinsheng; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Wanwuxinsheng when and to the extent permitted by ~~PRC~~ laws and regulations in mainland China, and thus satisfying the conditions for consolidation of the former VIE under U.S. GAAP.

~~During the period from January 1, 2022 to the completely unwinding of the variable interest entity structure in April 2022, revenues contributed by Shanghai Wanwuxinsheng accounted for 21.0% of our total revenues for the year ended December 31, 2022. Prior to unwinding the variable interest entity structure, the consolidated affiliated entities and their subsidiaries were consolidated for accounting purposes.~~

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

Transfer of Funds and Other Assets Within Our Organization

ATRenew Inc. transfers cash to its wholly-owned subsidiaries in Hong Kong by providing loans and making capital contributions, and the Hong Kong subsidiaries transfer cash to the subsidiaries in mainland China by making capital contributions and providing loans to them. Because ATRenew Inc. and its subsidiaries did not own equity interests of ~~control~~ the former VIE ~~through contractual arrangements~~ prior to unwinding of the variable interest entity structure, they were not able to make direct capital contribution to the former VIE and its subsidiaries. However, if the former VIE and its subsidiaries were ever to need financial support, ATRenew Inc. and its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the former VIE through loans to the shareholders of the former VIE, who in turn inject the amount into the former VIE as capital contribution or entrustment loans to the former VIE and its subsidiaries.

…

Our ~~PRC~~ subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under ~~PRC~~ laws in mainland China, ~~each of~~ our ~~PRC~~ subsidiaries in mainland China ~~and our former VIE~~ are required to allocate at least 10% of their after-tax profits each year profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. ...

Pages 41 – 42:

If the PRC government finds that the agreements that establish the structure for operating certain of our businesses in China did not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the consolidated affiliated entities.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current ~~PRC~~ laws and regulations in mainland China. For example, foreign investors are not allowed to own in aggregate more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, store-and-forward and call centers) and any major foreign investor was required to have a record of good performance and operating experience in providing value-added telecommunications services. We are a Cayman Islands company and our ~~PRC~~ subsidiaries in mainland China are considered foreign-invested enterprises. To comply with relevant ~~PRC~~ laws and regulations in mainland China, we conducted certain business activities through the former VIE, Shanghai Wanwuxinsheng. Shanghai Wanwuxinsheng was 72.3425% owned by Mr. Kerry Xuefeng Chen, our founder, chairman of the board of directors and chief executive officer, and 27.6575% owned by Mr. Wenjun Sun, our former director. Mr. Kerry Xuefeng Chen and Mr. Wenjun Sun are PRC citizens. Shanghai Aihui entered into a series of contractual arrangements with the consolidated affiliated entities and their respective shareholders, which enabled us to:

•
~~exercise effective control over Shanghai Wanwuxinsheng and its subsidiaries~~ have the power to direct activities of our consolidated affiliated entities that most significantly affect their economic performance;
•
receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our consolidated affiliated entities; and
•
have an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by ~~PRC~~ mainland China law.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

As a result of these contractual arrangements, we ~~had control over and~~ were the primary beneficiary of our consolidated affiliated entities for accounting purposes and hence consolidated their financial results and their subsidiaries into our consolidated financial statements under the U.S. GAAP.

…

Permissions Required from the PRC Authorities for Our Operations , page 5

6.
We note your disclosure that "our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China, including, among others . . . ." The disclosure here should not be qualified by materiality. In future filings, make appropriate revisions to your disclosure, and elaborate upon what you mean by "among others," so as to provide a more detailed discussion of the permissions or approvals other than the EDI License that are required to operate your business. Additionally, here and in the second paragraph of this section, expand your disclosure to cover you and your Hong Kong intermediate holding companies, and in each instance where you discuss permits or permissions, also discuss approvals. Last, where you discuss whether you are covered by the CSRC and CAC's permissions requirements, also expand your discussion to address whether you are subject to permission requirements by any other governmental agency. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

Page 5:

Permissions Required from the PRC Authorities for Our Operations and Securities Offerings

Our operations in China are governed by PRC laws and regulations. Based on laws and regulations currently in effect in mainland China and the advice of our PRC counsel, Han Kun Law Offices, as~~As~~  of the date of this annual report, we ~~our PRC subsidiaries~~ have obtained ~~the requisite~~ licenses, ~~and~~ permits and approvals from the ~~PRC~~ relevant government authorities in mainland China that are ~~material~~ necessary for the business operations of our subsidiaries in mainland China, i.e. ~~including, among others,~~ (i) the business license, (ii) the EDI License (limiting to commercial e-commerce), (iii) the food operation license for selling prepackaged food and alcoholic commodities, and (iv) the approval for enterprises implementing other work hours system for implementing flexible work hours system and comprehensive work hours system for certain employees of our headquarters, certain offline AHS stores and operation centers. Our Hong Kong intermediate holding companies have also obtained licenses, permits and approvals that are necessary for the business operations in Hong Kong. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulations.” Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we and our subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such permissions and approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our ADSs to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations” and “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

Furthermore, in connection with our past issuance of securities to foreign investors through public offering, under current ~~PRC~~ laws, regulations and regulatory rules in mainland China, based on the legal advice of our PRC counsel, Han Kun Law Offices, as of the date of this annual report, we~~, and our PRC subsidiaries~~ (i) have ~~are~~ not been required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) have ~~are~~ not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been required to obtain or denied such permissions from any other government authority in mainland China ~~have not been asked to obtain or were denied such permissions by any PRC authority~~. On February 17, 2023, the CSRC released several regulations regarding overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules, and as advised by our PRC counsel, issuers that had completed overseas listings before March 31, 2023, such as our company, are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. With respect to the cybersecurity review by the CAC, our PRC counsel has consulted the relevant government authority in mainland China, which confirmed that, under the currently effective laws and regulations in mainland China, a company already listed on a foreign stock exchange before promulgation of the latest Measures for Cybersecurity Review is not required to go through a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective laws and regulations in mainland China, we are not required to go through a cybersecurity review by the CAC for our past issuance of securities to foreign investors through public offering and maintaining our listing status on the NYSE.

…

7.
In future filings, here and in your risk factors, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in the Company’s response to comment #6 and as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 32:

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

…

Furthermore, uncertainties exist with respect to the interpretation of relevant legal requirements regarding certain licenses and permits. In practice, relevant government authorities may take the view that certain license is not required for operating our business though there may be different interpretations with respect to the licensing requirements. We cannot assure you that relevant government authorities’ interpretation on such licensing requirements will remain the same in the future. If we are required to obtain relevant licenses, we will have to obtain those licenses in a timely manner. In addition, government authorities may impose additional licenses or permits or provides more strict supervision requirements in the future. There is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. If we and our subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such permissions and approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of our shares or the ADSs to significantly decline or be worthless.

8.
We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you have the requisite licenses and permits to operate your business, as well as your conclusion that you do not need any permissions from CAC or the CSRC. In future filings, if true, state as much and explain why such an opinion of counsel was not obtained. Additionally, with respect to your conclusion that you are not subject to the CAC or CSRC requirements, revise to explain the basis for such conclusion. Make conforming changes as appropriate in your risk factors discussing CSRC and CAC. Tell us what your disclosure will look like.

The Company respectfully submits that the Company did consult with its PRC legal advisor in respect of the laws and regulations in mainland China and relied upon an opinion of counsel with respect to the conclusions that the Company has the requisite licenses and permits to operate its business in mainland China, as well as the conclusion that it does not need any permissions from CAC or the CSRC.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in the Company’s response to comment #6 and as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 54:

The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly issued the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information seeking listing on a stock exchange in a foreign country are subject to a cybersecurity review. Our PRC counsel has consulted the relevant government authority in mainland China, which confirmed that, under the currently effective laws and regulations in mainland China, a company already listed in a foreign stock exchange before promulgation of the latest Measures for Cybersecurity Review is not required to go through a cybersecurity review by the CAC to maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective laws and regulations in mainland China, we are not required to go through a cybersecurity review by the CAC for our past issuance of securities to foreign investors through public offering and maintaining our listing status on the NYSE. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, which requires that any data processor providing important data collected and generated during operations within mainland China ~~the territory of the PRC~~ or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. On February 17, 2023, the CSRC released several regulations regarding overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines and the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, collectively, the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules establish new requirements and procedures, essentially filing procedures, for direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” According to the Overseas Listing Filing Rules and as advised by our PRC counsel, issuers that had completed overseas listings before March 31, 2023, such as our company, are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but will be required to complete certain filing procedures with the CSRC in connection with future securities offerings and listings outside of mainland China, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. ~~domestic enterprises like us that had completed overseas listings before March 31, 2023 are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC.~~

Transfer of Funds and Other Assets Within Our Organization, page 6

9.
We note your disclosure that "[t]o date, no dividends or distributions have been made to our company by our PRC subsidiaries or the former VIE." In future filings, expand your disclosure to cover transfers in addition to dividends or distributions, and also discuss any transfers, dividends or distributions to or from your investors. To the extent there were any additional cash transfers not yet disclosed, quantify such transfers and state the direction. Additionally, where you disclose the transfers to and from you, your intermediate holding companies, your subsidiaries and the former VIEs in the second paragraph of this section, clarify which entities received or gave which amounts. With respect to any of the foregoing transfers, also disclose any applicable tax consequences. Tell us what your disclosure will look like.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Transfer of Funds and Other Assets Within Our Organization

…

~~ATRenew Inc., through its intermediate holding companies, provided capital contribution of RMB500.6 million, RMB2,589.5 million and RMB595.1 million to its subsidiaries in 2020, 2021 and 2022, respectively. The former VIE and its subsidiaries received debt financing of RMB160.3 million, RMB3,014.0 million and RMB351.6 million from ATRenew Inc.’s subsidiaries in 2020, 2021 and 2022, respectively.~~

The Company’s subsidiaries transferred cash to the former VIE and its subsidiaries of RMB160.3 million in 2020, RMB3,014.0 million in 2021 and RMB351.6 million in the period before the complete unwinding of the VIE structure in 2022 by providing loans. The Company’s subsidiaries received loan repayments from the former VIE and its subsidiaries of nil in 2020, RMB700.0 million in 2021 and RMB175.0 million in the period before the completely unwinding of the VIE structure in 2022.

The Company’s intermediate holding company, i.e. AiHuiShou International Company Limited, transferred cash to the Company’s subsidiaries, including the cash transferred to the former VIE and its subsidiaries after the complete unwinding of the VIE structure, of RMB160.3 million in 2020, RMB3,229.9 million in 2021 and RMB1,801.6 million in 2022 by providing loans. The Company’s intermediate holding company received loan repayments from the Company’s subsidiaries of nil in 2020, RMB1,100.0 million in 2021 and RMB1,785.0 million in 2022.

The Company transferred cash to its intermediate holding company of RMB500.6 million in 2020, RMB2,589.5 million in 2021 and RMB595.1 million in 2022 by making capital contributions, and the Company received cash from its intermediate holding company as investment returns of nil in 2020, nil in 2021 and RMB804.7 million in 2022.

There were no other transfer of assets, dividends or distributions made between the Company, the former VIE and the Company’s subsidiaries, and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the years ended December 31, 2020, 2021 and 2022. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. Our mainland China and Hong Kong subsidiaries and the former VIE have incurred cumulative losses since inception. We have no current intention to pay dividends to our shareholders.

…

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

10.
We note your disclosure that "our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets . . . " as well as your quantification of such restricted portions. In future filings, disclose that, as a result of such restricted portions, the cash and/or assets may not be available to fund operations or for other use outside of the PRC, and also include comparable risk factor disclosure. Additionally, revise here and in your risk factors to state that, to the extent cash and/or assets in the business are in Hong Kong or your Hong Kong entities, the cash and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. Provide cross-references to this discussion in the risk factors section. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 6:

Transfer of Funds and Other Assets Within Our Organization

…

Our ~~PRC~~ subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under ~~PRC~~ laws of mainland China, each of our ~~PRC~~ subsidiaries in mainland China and ~~our~~ the former VIE are required to allocate at least 10% of their after-tax profits each year profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these ~~PRC~~ laws and regulations in mainland China, our ~~PRC~~ subsidiaries in mainland China are restricted in their ability to transfer a portion of their net assets, including share capital and the statutory reserve, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB207.2 million, RMB441.0 million and RMB481.8 million as of December 31, 2020, 2021 and 2022, respectively.

To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the PRC government to transfer cash or assets. For further details, see “Item 3. Key Information—D. Risk Factors—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

…

Page 50:

We may rely on dividends and other distributions on equity paid by our ~~PRC~~ subsidiaries in mainland China to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our ~~PRC~~ subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our ~~PRC~~ subsidiaries in mainland China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under ~~PRC~~ laws and regulations in mainland China, our ~~PRC~~ subsidiaries in mainland China, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends. To the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to imposition of restrictions and limitations on the ability of the Company or its subsidiaries by the PRC government to transfer cash or assets. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution” for more information.

…

11.
To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Alternatively, state that you have no such cash management policies that dictate how funds are transferred. Provide cross-references to this discussion in the risk factors section. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 6:

Transfer of Funds and Other Assets Within Our Organization

…

Neither ~~the PRC~~ our subsidiaries ~~of our Company~~ nor the former VIE is obligated to make dividends or distributions to our company under the contractual arrangements. To date, no dividends or distributions have been made to our company by our ~~PRC~~ subsidiaries or the former VIE.

We have established a centralized cash management policy to direct how funds are transferred between the Company and its subsidiaries to improve the efficiency and ensure the security of cash management. Our cash management program is centralized within our funds and payment center. Funds are deployed to each operating entity based on the budget and operating conditions of each operating entity. The funds and payment center is responsible for the centralized management of cash inflows and outflows of our operating entities. Each cash requirement, after raised by an operating entity, is required to go through a review process by our funds and payment center. We will transfer the cash to the bank account of the operating entity after the application for cash requirement is approved by the Funds and Payment Center. Furthermore, the funds will be transferred in accordance with the applicable laws and regulations discussed under “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

A. Selected Financial Data, page 7

12.
We note that the former VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the former VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the former VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the former VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

The Company respectfully submits that its VIE structure was completely unwound in April 2022, following which the Company has been holding direct equity ownership interests in its operating subsidiaries in mainland China. Therefore, the Company believes that the disclosure of a condensed consolidating schedule which is intended to depict the financial materiality of the VIEs relative to the Company would not provide investors with material additional information in evaluating the Company’s financial condition and performance. In any event, given that its VIE structure has been completely unwound, the Company believes that enhanced disclosures regarding cash transferred between ATRenew Inc., its subsidiaries and the former VIE (as proposed as part of the Company’s responses to Comment #9), would provide investors with sufficient information to evaluate the nature of assets held by, and the operations of, the former VIE for the historical periods prior to the termination of the VIE structure presented in the 2022 Form 20-F. Based on the foregoing, the Company respectfully requests not to disclose the condensed consolidating schedule in its future Form 20-F filings.

D. Risk Factors

Summary of Risk Factors

Risks Related to Doing Business in China, page 11

13.
In future filings, in your summary of risk factors, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer ADSs to investors and cause the value of such ADSs to significantly decline or be worthless. Last, include individual, specific cross-references here and in your summary risk factor section entitled "Risks Related to Our Corporate Structure" to the more detailed discussion of these risks that follows in this section. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

Page 11:

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations” on page 44 for more details;
•
Uncertainties with respect to the ~~PRC~~ legal system in mainland China and changes in laws and regulations in mainland China could adversely affect us. Certain laws and regulations in mainland China can change quickly, creating risks and uncertainties with respect to their interpretation and enforcement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us” on page 44 for more details;
•
The PRC government~~’s~~, through the evolving regulatory system, has significant oversight over our business operation and may intervene or exert more oversight and control over offerings conducted overseas by, and/or foreign investment in, China-based issuers, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of the ADSs” on page 45 for more details;
•
Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects” on page 46 for more details;
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us, our directors, or our management based on foreign laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors, or our management based on foreign laws” on page 46 for more details;
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” on page 42 for more details; and

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 42 for more details.

Page 45:

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

…

Considering that the Overseas Listing Filing Rules have just been promulgated, uncertainties exist as to how the new rules are going to be implemented and how certain terms and requirements are going to be interpreted, which needs to be further guided and clarified by the CSRC and other regulatory authorities. If we engage in activities set forth under the new rules and become obligated to do filings in the future, including but not limited to conducting follow-on offering, effecting a change of control, being investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status, terminating the listing voluntarily or involuntarily, and changing our major business activities, given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements in a timely manner or at all. The Chinese government may, through the evolving regulatory system, take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which ~~Any such circumstance~~ could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government through the evolving regulatory system affecting our business.

"The PRC government's significant oversight over our business operation could result in a material adverse change in our operations . . . ", page 45

14.
We note your disclosure that "[t]he PRC government has significant oversight over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs." In future filings, revise to state that the PRC government may intervene or influence your operations at any time. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to include the following revised disclosure (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 45:

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

We conduct our business primarily through ~~the former VIE and its~~ subsidiaries in China. Our operations in mainland China are governed by ~~PRC~~ laws and regulations of mainland China. ~~The PRC government has significant oversight over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.~~ The relevant regulatory authorities in mainland China have the power to regulate and oversee our operations, and offerings conducted overseas and/or foreign investment in China-based issuers, such as us. Currently, the PRC government does not directly intervene our operations through political orders or otherwise. Nonetheless, we cannot rule out the possibility that the PRC government may, through the evolving regulatory system, intervene or exert more influence over our operations, offerings conducted overseas and/or foreign investment in China-based issuers. If this were to occur, we could be subject to material adverse changes in our operation and/or the value of the ADSs.

"You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China . . . ", page 46

15.
We note your disclosure that "almost all of our directors and officers reside within China and almost all of them are PRC nationals." In future filings, please identify the relevant individuals, and to the extent that one or more of your directors or members of senior management is based in Hong Kong, also state that is the case and identify the relevant individuals. Please also include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown in strikethrough and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

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You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our directors, or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, and a majority of our assets and operations are located in China. In addition, Mr. Jingbo Wang, an independent director of our company, is a resident of Hong Kong, and ~~almost~~ all of our other directors and officers listed in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” reside within mainland China. ~~and almost all~~ All of them are PRC nationals and are based in mainland China. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Item 4. Information on the Company—B. Business Overview—Regulation— Enforceability of Civil Liabilities in China” for more details.

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Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

Enforceability of Civil Liabilities in China

Han Kun Law Offices, our PRC counsel, has advised us that there is uncertainty as to whether the courts in mainland China would:

•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of laws in mainland China or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a court mainland China would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on laws in mainland China against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court in mainland China to have jurisdiction, and meet other procedural requirements, including, among others, that (i) the plaintiff must have a direct interest in the case, (ii) there must be a specific defendant, a concrete claim, a factual basis and a cause for the suit, and (iii) the action must fall within the range of civil actions accepted by the courts in mainland China and within the jurisdiction of the court in mainland China with which it is filed. The court in mainland China will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. It will be, however, difficult for U.S. investors to initiate actions against us in mainland China in accordance with laws in mainland China because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. investors, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to mainland China for a court in mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

16.
We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Schedule 13Gs and the amendments thereto, other than C&XF Group Limited, JD entities, 5Y Capital entities and Tiger entities, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023. Based on the review of the public filings:

•
C&XF Group Limited held 7.6% of the total issued and outstanding shares and 42.2% of the aggregate voting power of the Company as of February 28, 2023. C&XF Group Limited is a limited liability company incorporated under the laws of the British Virgin Islands. Mr. Kerry Xuefeng Chen is the sole shareholder and the sole director of C&XF Group Limited.
•
JD.com Development Limited, Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) and Windcreek Limited collectively held 33.5% of the total issued and outstanding shares and 36.0% of the aggregate voting power of the Company as of February 28, 2023. JD.com Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands, is wholly-owned by JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. (Nasdaq: JD, HKSE: 9618). Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is a limited partnership incorporated under the laws of mainland China. The general partner of Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership) is Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership). The general partner of Tianjin Huihe Haihe Investment Management Partnership (Limited Partnership) is Tianjin Huihe Capital Management Co., Ltd. Tianjin Huihe Capital Management Co., Ltd. is a wholly-owned subsidiary of Xi’an Jingdong Xincheng Information Technology Co., Ltd., which is a consolidated variable interest entity of JD.com, Inc. Windcreek Limited, a limited liability company incorporate under the laws of the British Virgin Islands, is a wholly-owned subsidiary of JD.com Investment Limited, which in turn is wholly-owned by JD.com, Inc. JD.com, Inc. is a company listed on the Nasdaq Stock Exchange and is controlled by Richard Qiangdong Liu in terms of voting power based on its public filings.
•
5Y Capital entities, i.e. Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P. and Shanghai Chenxi Venture Capital Center (Limited Partnership), collectively held 12.8% of the total issued and outstanding shares and 4.7% of the aggregate voting power of the Company as of February 28, 2023. Both Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. are controlled by their general partner, Morningside China TMT GP II, L.P., which, in turn, is controlled by its general partner, TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board of directors which consists of five individuals, namely Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma. These directors have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. Shanghai Chenxi Venture Capital Center (Limited Partnership) is controlled by Shanghai Xingpan Investment Management Consulting Co., Ltd., its fund manager. Shanghai Xingpan Investment Management Consulting Co., Ltd. is controlled by an investment committee consisting of three individuals, i.e. Qin Liu, Jianming Shi and Ye Yuan, who have the voting and dispositive powers over the shares held by Shanghai Chenxi Venture Capital Center (Limited Partnership).

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

•
Based on the information contained in the Schedule 13G amendment filed by Tiger Global Private Investment Partners X, L.P., Tiger Global PIP Performance X, L.P., Tiger Global PIP Management X, Ltd., Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer on December 2, 2022, Tiger entities beneficially owned 7,654,145 shares of the Company as of November 30, 2022. Based on the total issued and outstanding shares of the Company as of February 28, 2023 and assuming Tiger entities’ shareholding does not change since November 30, 2022, Tiger entities held 5.1% of the total issued and outstanding shares and 1.9% of the aggregate voting power of the Company as of February 28, 2023.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of February 28, 2023, its shareholders included: (i) CITI (NOMINEES) LIMITED, (ii) JD entities, i.e. JD.com Development Limited and Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), (iii) 5Y Capital entities, i.e. Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P., and Shanghai Chenxi Venture Capital Center (Limited Partnership), (iv) C&XF Group Limited, and (v) certain pre-IPO investors. CITI (NOMINEES) LIMITED is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In terms of JD.com Development Limited, Morningside China TMT Fund II, L.P., C&XF Group Limited, Shanghai Chenxi Venture Capital Center (Limited Partnership), Morningside China TMT Top Up Fund, L.P., Tianjin Huihe Haihe Intelligent Logistics Industry Fund Partnership (Limited Partnership), based on the foregoing, the Company believes that none of them is owned or controlled by a governmental entity of the Cayman Islands. With respect to the pre-IPO investors, based on the examination of publicly available information regarding them, such as their websites and the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by them, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own any share of any of the these investors. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

17.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party or affiliated with committees of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of the Company is an official of the Chinese Communist Party.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

The Company further respectfully submits that, with respect to the directors of the Company’s operating entities, they are all employees of the Company. As part of their employment onboarding process, these directors are required to provide their background information, including any party affiliation, to the Company. They have all confirmed that they are not members of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition of their employment, and they have represented to the Company in their employment agreements that the information they provided to the Company is true and accurate. In addition, if any of these directors intends to join the Chinese Communist Party, they need to obtain a certificate from the Company to verify their employment status as part of the normal application process. To date, the Company has not received from these directors any such request for certificates in connection with their applications to join the Chinese Communist Party. Based on the information provided by the directors of the Company’s operating entities, the Company believes that none of them is a member of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the Company’s operating entities is obligated to confirm to the Company whether he or she is a member or an official of the Chinese Communist Party. The Company believes that it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis for its submission that none of them is an official of the Chinese Communist Party. Other than the above, the Company did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

18.
Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s operating entities are incorporated are mainland China and Hong Kong. Except for two majority-owned subsidiaries, all of the consolidated operating entities are wholly-owned subsidiaries of the Company and no governmental entities in mainland China or Hong Kong own any share of the consolidated operating entities. For the two majority-owned subsidiaries, the Company owns 70% of the total equity interests for each of them, while the remaining 30% for each of them is owned by the Company’s founder, Mr. Kerry Xuefeng Chen.

19.
We note that your disclosures pursuant to Item 16I(b)(3), (b)(4) and (b)(5) refer to “our company” or “our company or our operating entities.” It is unclear from the context of these disclosures whether “our company” is meant to encompass you and all of your consolidated foreign operating entities or whether in some instances this term refers solely to ATRenew Inc. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, as the Company either owns 100% equity interests or a majority of the equity interests of the consolidated operating entities and based on the analysis in the response to Staff’s Comment #16, the Company respectfully confirms that, to the best of the Company’s knowledge, the governmental entities in China does not have a controlling financial interest in the Company or any consolidated operating entity of the Company.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

With respect to the required disclosure under paragraph (b)(4) of Item 16I, the Company confirms that, to the best of the Company’s knowledge, none of the members of the board of the Company or the directors of any consolidated operating entity of the Company are officials of the Chinese Communist Party.

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated operating entities do not contain any charter of the Chinese Communist Party.

20.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “To the best of our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated operating entities do not contain any charter of the Chinese Communist Party.

* * *

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
August 21, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at rex.chen@atrenew.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Sincerely yours,

ATRenew Inc.

By:/s/ Chen Chen

Name: Chen Chen

Title: Chief Financial Officer

cc: Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP